July 7, 2006

Ms. Pamela Long

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	ASAH Corp.

Registration Statement on Form SB-2 Filed May 5, 2006

File No. 333-133842

Dear Ms. Long:

We represent ASAH Corp. (“ASAH” or the “Company”). We are in receipt of your letter dated June 1, 2006 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.

The subject to completion legend required by Item 501(b)(10) of Regulation S-K should appear on the cover page of the prospectus rather than the facing page of the registration statement. Please revise.

Answer:	The subject to completion legend has been moved to the cover page of the prospectus.

2.	Please highlight the cross-reference to the risk factors by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

Answer:	The cross-reference to the risk factors has been highlighted in bold type.

About Our Company, page 1

3.	Please elaborate on the nature of your operations. This comment is also applicable to the Description of Business section of the filing. For example:

•	Disclose whether you are a temporary healthcare staffing company.
•	Clarify whether you use contract workers or employees to provide services.
•	Quantify the number of employees and the number of temporary healthcare professionals you use to provide services.

Answer:	This section has been revised to expand on the nature of the operations as set forth above.

4.	Disclose here and under Description of Business section that you were a blank check company as defined under Rule 419 of the Securities Act until the reverse merger in October 2005.

Answer:

This section and the Description of Business section have been revised to disclose that the Company was a blank check company as defined under Rule 419 of the Securities Act until the reverse merger in October 2005.

5.

Since the company was previously a blank check company and you disclose on pages 23 and 24 that you continue to explore strategic acquisitions, disclose whether you intend to engage in a reverse merger or acquisition in the future.

Answer:	This section has been revised to specifically state that the Company does not intend to engage in a reverse merger or acquisition which would result in a change in control in the future.

6.	Please describe in greater detail the purpose and material terms of the 2005 exchange agreement.

Answer:	The SB2 already describes in detail the purpose and material terms of the 2005 exchange agreement.

7.

Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Description of Business section of the filing. We may have additional comments after we review your response.

Answer:	This section and the Description of Business Section have been revised to delete any assertions about the Company’s competitive position in its industry.

Summary Financial Data, page 1

8.	Please reconcile the balances you are showing here for total revenues to those seen on the face of your statements of operations.

Answer:	The balances in this section for total revenues have been reconciled with those in the statement of operations and this section has been updated to reflect the March 31, 2006 financial statements.

Risk Factors, page 2

9.

Some of your risk factors use language like “we cannot assure you” or “there can be no assurance.” Please delete this language; the real risk is not your inability to assure, but the condition described.

Answer:	This language has been deleted and revised in the risk factors.

10.

Please avoid language in risk factors like “negative effect,” “negative impact,” “adversely affect” or “material adverse affect.” Instead, please state what the specific impact will be on your financial condition or results of operations.

Answer:	The risk factors have been revised to remove this language and to describe the specific impact on the Company’s financial conditions or results of operations.

11.	Please add risk factors that address the following:

•

The terms of the service agreements with Messrs. Elgamal and Olmo Rivas, such as the affect on the company if it has to pay the severance payments and the affect on shareholders if shares are purchased at a 25% discount.

•	The amount of accounts receivable compared to your total assets and your accounts receivable aging.
•	Your high rate of allowance for doubtful accounts.

Answer:	These risk factors have been added.

Selling Shareholders, page 9

12.	Please briefly describe the type of consulting and services provided by the selling shareholders in the first paragraph. If material, please file these agreements as exhibits.

Answer:

Footnotes have been added to this section to briefly describe the type of consulting and services provided by the selling shareholders in the first paragraph. The agreements with Chamberlain and Chapa have been filed as exhibits in accordance with question

13.	Please disclose the total amount of shares issued and outstanding on May 5, 2006.

Answer:	This section has been revised to disclose the current total amount of shares outstanding.

14.	Please total the amounts for each column in the table.

Answer:	The amounts for each column have been totaled.

15.

We note your disclosure that none of the selling shareholders, except for Zak Elgamal, have any material relationship with the company or its promoters. However, please describe Jaime Olmo-Rivas’s role at the company, since his services contract appears to be material.

Answer:	This section has been revised to disclose Mr. Olmo-Rivas’ role at the Company.

Plan of Distribution, page 12

16.	Please disclose that there is no established public trading market for your securities.

Answer:	This section has been revised to disclose that there is no established public trading market for your securities.

17.	Please disclose that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Answer:	This section has been revised to disclose that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Security Ownership of Certain Beneficial Owners and Management, page 14

18.	Since it Zak Elgamal is your sole officer and director, please provide the addresses for the other beneficial owners.

Answer:	This section has been revised to provide addresses for the other beneficial owners.

Interests of Named Experts and Counsel, page 15

19.	Please disclose that Anslow & Jaclin beneficially owns shares of the company’s common stock and is a selling shareholder.

Answer:	This section has been revised to disclose that Anslow & Jaclin beneficially owns shares of the company’s common stock and is a selling shareholder.

Description of Business, page 16

20.

We read that you provide services to Medicare, Medicaid, Champus and many other providers free of charge because these insurers do not reimburse surgical assistants. Please provide a better explanation of the business purpose for providing these services free of charge. Also tell us if you compensate your employees for providing these services. If so, please revise your MD&A analysis of results of operations to quantify any costs you incurred related to services that you provided free of charge, as this will provide your readers with better insight into your margins.

Answer:	This section has been revised to provide a better explanation of the business purpose for providing these services which the Company receives compensated for.

Services Provided, page 18

21.	Please describe in greater detail the services your workers provide under each bullet point.

Answer:	This section has been revised to describe in greater detail the services your workers provide under each bullet point.

Our Business Model, page 19

22.	Please describe what you mean by “operations management team.”

Answer:	This section has been revised to describe what the Company means by “operations management team.”

Competition, page 20

23.	Please provide an estimate of the number of competitors in your local region, if known.

Answer:	This section has been revised to provide an estimate of the number of competitors in the local region.

Management Discussion and Analysis, page 21

24.	Disclose the measure by which you are “the largest provider of surgical assistant services . . . in the Houston area.”

Answer:	This section has been revised to remove this disclose.

25.

You state that you will need to raise additional funds to achieve your strategy. Please describe your cash requirements and financing plans, including timing, and how they specifically correlate to your business plan.

Answer:

This section has been revised to state that the Company will need to raise additional funds to achieve your strategy and to describe the cash requirements and financing plans, including timing, and how they specifically correlate to the Company’s business plan.

26.	Please describe the difference between your service and contract fees. Also describe what type of costs are included in your cost of revenues.

Answer:	This section has been revised to describe the difference between the Company’s service and contract fees and to describe what type of costs are included in the Company’s cost of revenues.

Results of Operations for the 12 Months Ended December 31, 2005, page 24

27.

You attribute your substantial increase in revenues in 2005 to an increase in new business. Please discuss any events or trends that increased your new business. Please also disclose whether you anticipate that these or other events, trends or uncertainties that are reasonably likely to have a material impact on your results of operations will continue in the future.

Answer:

This section has been revised to discuss any events or trends that increased the Company’s business and to disclose any anticipated events, trends or uncertainties that are reasonably likely to have a material impact on your results of operations will continue in the future.

28.

We note your discussion of revenues. Please revise to provide your readers with better insight into how much of your increase in revenues was due to each of the factors that you have listed. For example, when you refer to increased service fees or billing rates, you should quantify the increase in revenues due to changes in your pricing, and when you refer to increased headcount, you should quantify the number of employees added. To the extent applicable, you should also discuss the timing of these changes during the year to give your readers better insight into how these changes may impact your results in 2006 compared to 2005. Refer to Item 303(b) of Regulation S-B and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Answer:	This section has been revised to provide the shareholders with better insight into how much of the increase in revenues was due to each of the factors that the have been listed.

Liquidity and Capital Resources, page 24

29.	Please provide an analysis of your significant sources and uses of cash, as seen on your statements of cash flows. Refer to Item 303(b) of Regulation S-B and Section 4B of our Release 33-8350.

Answer:	This section already provides an analysis of the Company’s significant sources and uses of cash.

30.	Please describe in greater detail the loans from related parties.

Answer:	This section already describes in detail the loans from related parties.

31.	Please disclose that you had negative operating cash flow and disclose the reasons why. Discuss the reasons for your high accounts receivables.

Answer:

This section has been revised to disclose that the Company had negative operating cash flow and to disclose the reasons why. In addition, this section has been revised to discuss the reasons for the Company’s high accounts receivables.

Description of Property, page 26

32.	Please identify the names of the company and the related parties connected to the sublease agreement. Please file this agreement as an exhibit.

Answer:	This section has been revised to identify the names of the company and the related parties connected to the sublease agreement. The lease agreement and sublease agreements have been filed as exhibits.

Certain Relationships and Related Transactions, page 26

33.	Please identify the names of each company and the related parties you describe in this section.

Answer:	This section has been revised to identify the names of each company and the related parties described in this section.

34.	Please provide disclosure relating to Jaime Olmo-Rivas since he appears to be a promoter, as required under Item 404(d) of Regulation S-B.

Answer:	This section has been revised to provide disclosure relating to Jaime Olmo-Rivas.

35.

Please disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. For example, disclose the notes payable to related parties. See Item 404 of Regulation S-B.

Answer:	This section has been revised to disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer.

36.	Please quantify the annual increases in the sublease agreement.

Answer:	This section has been revised to quantify the annual increases in the sublease agreement.

37.	The disclosure relating to the service agreements with Messrs. Elgamal and Olmo-Rivas does not reconcile with your disclosure on executive compensation on page 28. Please clarify.

Answer:	This disclosure has been revised to reconcile with the disclosure on executive compensation on page 28.

38.

Please describe the terms of the service agreements in greater detail, such as the services to be performed, the expense account, the severance and the option. Also clarify whether the annual compensation is in addition to the salary disclosed on page 28.

Answer:	This section has been revised to describe the terms of the service agreements in greater detail, such as the services to be performed, the expense account, the severance and the option.

39.	Please file agreements referred to in this section as exhibits.

Answer:	These agreements referenced in this section have been filed as exhibits.

Summary Compensation Table, page 28

40.	Please provide compensation information for the last three fiscal years.

Answer:	This section has been revised to provide compensation information for the last three fiscal years.

Available Information, page 29

41.

Delete the language that statements contained in the registration statement are summaries of the material terms of other documents and “are not necessarily complete.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “are not necessarily complete,” disclose that all material provisions of the agreement, contract or other document are discussed in the prospectus.

Answer:	This language has been deleted.

Financial Statements for the Year Ended December 31, 2005

Statements of Cash Flows, page 5

42.

Please tell us what the line item in your investing activities that is titled “Deposits” represents. In this regard, we note that you do not have a line item on your balance sheet titled “Deposits.” Also tell us how you determined that this item was properly classified as an investing activity.

Answer:	These amounts represent loans made in 2004 prior to the merger with ASAH Corp. by American Surgical. We have revised the wording to identify the source of cash.

43.	It appears that you may not be showing all financing activities for 2004. In this regard, we read in Note 4 that you received a loan of $30,000 during 2004. Please advise or revise.

Answer:	The footnotes have been revised to correct the date as 2005.

Accounts Receivable

44.

We note from your balance sheet that your accounts receivable, net comprise approximately 88% of your total assets. We note from your statements of cash flows that your accounts receivable increased over $1 Million from December 31, 2004 to December 31, 2005. Additionally, based on your disclosures in Note 2, it appears that your allowance for doubtful accounts covers almost half of your gross accounts receivable balance. We have the following comments:

•

Please revise your footnotes to disclose your accounting policy for accounts receivable and the related allowance. Also clarify at what point you write-off gross accounts receivable against the related allowance.

•

It appears from your statements of cash flows and Note 2 that your bad debt expense for 2005 was $88,190. Please reconcile this number with the fact that ASA’s audited December 31, 2004 financial statements, as seen in your Form 8-K filed October 13, 2005, indicate that your allowance for doubtful accounts increased $934,474 from December 31, 2004 to December 31, 2005. Supplementally provide us with a roll forward of your allowance for 2004 and 2005 to help us better understand this matter.

•

We note from your September 30, 2005 Form 10-QSB that your revenues for the six months ended June 30, 2005 were $1.88 million and your revenues for the quarter ended September 30, 2005 were $1.07 million. Based on these numbers and your December 31, 2005 financial statements, it appears that your revenues for the quarter ended December 31, 2005 were $1.78 million, which we assume is significantly higher than your revenues for any other single quarter during 2005. We also assume that these high fourth quarter revenues contributed to the increase in your accounts receivable balance at year end. Please confirm our assumptions. If true, please revise your MD&A discussion of liquidity to discuss the timing of your revenue and the resulting impact on your balance of accounts receivable at year end.

•	Please tell us, and consider disclosing in your MD&A discussion of liquidity, the amount of your December 31, 2005 accounts receivable, net balance that has been collected subsequent to year end.

Answer:

We have revised the footnotes to disclose the accounting policy for accounts receivable and clarified at what point the Company writes off gross receivables. The increase in revenues for the fourth quarter of 2005 was due to the addition of six hospitals and two surgical centers starting in October 2005. As of June 6, 2006, we have collected $1,922,619 of outstanding accounts receivable as of December 31, 2005. We have revised footnote 2 to be consistent with its policy of recognizing revenue net of estimated insurance reimbursement at the time of billings and reduced the allowance for doubtful accounts for these amounts. The 2004 and 2005 allowance balances originally included this amount as a provision for doubtful accounts. The company has revised its December 31, 2005 10-KSB and March 31, 2006 10QSB to be consistent with this presentation.

Note 1(G) – Revenue Recognition, page 7

45.

We read that you record revenues from services at the estimated insurance reimbursement amount at the time of service. Please expand your accounting policy to better address the uncertainties involved in your estimates of the amount of reimbursement from insurers and to provide insight into how you estimate the reimbursement amounts. Alternatively, you may provide this information in a Critical Accounting Policy within MD&A. Refer to Section 5 of our Release 33-8350.

Answer:	We have expanded our accounting policy to address the uncertainties involved in our estimates of the amount of reimbursement from insurers and our estimation process.

Note 5(A) – Stock Issued for Services, page 13

46.

We note that you issued 7.9 million shares of common stock in July 2005, and that you determined the total value of the shares to be $7,900 or $0.001 per share, based on “the fair market value” on the date of grant. Given that there is no public market for your stock, and the fair value of your stock in December 2005 was demonstrated to be $0.05 per share through your private placement in exchange for cash, please explain to us how you determined the fair value of the stock compensation you issued in July 2005. In this regard, please tell us the following:

•	Who performed the valuation of the July 2005 issuance;
•	The significant factors, assumptions, and methodologies used in determining the July 2005 fair value; and
•	A discussion of each significant factor contributing to the difference between the fair value of your stock in July 2005 and the fair value of your stock in December 2005.

Answer:

The valuation was done by internally by management. During July 2005, the Company was an inactive “shell” company with no operations or assets. Management determined based on the fair value of the services performed by the Chief Executive Officer through July 2005, which the fair value was $7,900.

Part II. Item 26. Recent Sales of Unregistered Securities

47.	For each transaction, disclose the total offering price or describe the transaction and the type and amount of consideration received by the company. See Item 701 of Regulation S-B.

Answer:	This section has been revised to disclose for each transaction, the total offering price or to describe the transaction and amount of consideration received by the Company.

48.	Please expand your disclosure to include an analysis of why you believe Section 4(2) is an appropriate exemption for the private placement to 81 individuals.

Answer:

These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by the Company did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. The Company did not undertake an offering in which it sold a high number of shares to a high number of investors. Although there were 81 investors that received shares in this offering it was still not a public offering since all of these shareholders were employees of American Surgical Assistants, Inc. and had information on the Company. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, the Company believes it has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

49.	Please reconcile the dates of the issuances in this section with the dates in Note 8 of the financial statements.

Answer:	This section has been reconciled with the dates of issuances in Note 8 of the financial statements.

Signatures

50.	Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction 1 to Signatures on Form SB-2.

Answer:	This section has been revised to indicate that the principal accounting officer has also signed the registration statement.

Exhibits

51.	Please file the stock purchase agreement and share exchange agreement and any other material agreements. See Item 601 of Regulation S-B.

Answer:	This stock purchase agreement and other material agreements have been filed as exhibits.

FORMS 10-QSB FOR FISCAL YEAR 2005 Item 3—Controls and Procedures

52.

We read that your certifying officers evaluated the effectiveness of your disclosure controls and procedures within 90 days prior to the filing date of your Forms 10-QSB. We also read that your certifying officers concluded that your disclosure controls and procedures were effective “in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC.” Please confirm to us that you actually evaluated the effectiveness of your disclosure controls and procedures as of each quarter end. Also confirm to us that you concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Answer:

The Company has confirmed that it actually evaluated the effectiveness of its disclosure controls and procedures as of each quarter end. The Company has also concluded that its disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, the information required to be disclosed by the Company in the reports that it filed or submitted under the Exchange Act was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Exhibit 31.1

53.

We note your inclusion of the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting, as well as your inclusion of paragraph 4(b) of this certification. We assume that you included these items in error, and that you have not actually completed an assessment of your internal controls over financial reporting as described in Item 308 of Regulation S-B. Please confirm our assumption. In future Exchange Act filings, until such time as you complete an assessment of your internal controls over financial reporting and provide the report described in Item 308 of Regulation S-B, please modify your certifications as discussed in Section III.E. of Release 33-8238.

Answer:

This will confirm that these items were included in error and the Company did not actually complete an assessment of its internal controls over financial reporting. In future Exchange Act filings, until such time as the Company completes an assessment of its internal controls over financial reporting and provide the report described in Item 308 of Regulation S-B, the certifications will be modified as discussed in Section III.E. of Release 33-8238.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Exhibit 31.1

54.

We note your inclusion of the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting, as well as your inclusion of paragraph 4(b) of this certification. We assume that you included these items in error, and that you have not actually completed an assessment of your internal controls over financial reporting as described in Item 308 of Regulation S-B. Please confirm our assumption. In future Exchange Act filings, until such time as you complete an assessment of your internal controls over financial reporting and provide the report described in Item 308 of Regulation S-B, please modify your certifications as discussed in Section III.E. of Release 33-8238.

Answer:

This will confirm that these items were included in error and the Company did not actually complete an assessment of its internal controls over financial reporting. In future Exchange Act filings, until such time as the Company completes an assessment of its internal controls over financial reporting and provide the report described in Item 308 of Regulation S-B, the certifications will be modified as discussed in Section III.E. of Release 33-8238.

55.

We note that Mr. Elgamal is the only officer who has provided certifications. Please confirm to us, and revise future filings to clarify, that Mr. Elgamal is both your principal executive officer and your principal financial officer. Otherwise, please provide certifications from your principal financial officer.

Answer:	Mr. Elgamal is both the principal executive officer and principal financial officer. The December 31, 2005 10KSB has been amended accordingly and all future filings will clarify this.

Exhibit 32.1

56.	We note that Mr. Elgamal has provided these representations for your Form 10- KSB for the year ended August 31, 2005. This year end is not consistent with the rest of your filing. Please revise.

Answer:	The Company has filed an amended 10KSB with the correct year end in the Exhibit.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN